Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

Imperial Tobacco Group Announces Recommended Proposed Cash Offer For Altadis

Summary

•                  Recommended proposed cash offer of €50 per Altadis share representing an enterprise value of €16.2 billion (£11.0 billion)

•                  Represents a multiple of 14.2x Altadis’ 2006 EBITDA and a premium of 32% over the Altadis closing share price on 12 March 2007

•                  Altadis Board confirmation that it will recommend the Proposed Offer to its shareholders, in the absence of a competing offer at a higher price

•                  Substantial operational efficiencies of approximately €300 million per annum plus revenue benefits

•                  Return on investment in excess of weighted average cost of capital by second full financial year of ownership

•                  Antonio Vázquez, Chief Executive Officer of Altadis, and Jean-Dominique Comolli, Chairman, invited to join the Board of Imperial Tobacco following completion

Gareth Davis, Chief Executive Officer of Imperial Tobacco, today said:

“I am pleased to announce that the Altadis Board will recommend our Proposed Offer to its shareholders.

“Imperial Tobacco and Altadis are a great strategic fit, which will consolidate our position as the world’s fourth largest international tobacco company.  This deal significantly enhances our operating platform and scale with an increased presence in profitable mature markets and improved emerging market opportunities.

“We will have a leading position in Spain, complementing our existing leadership position in the UK, and will strengthen our cigarette presence in other profitable Western European markets including Germany, France and Italy.  This will be supported by enhanced cigarette positions in a number of other markets such as Morocco, where we will be the number one player, Russia, Poland and Finland.

“We will also benefit from a stronger and more diversified brand and product portfolio, including key international cigarette brands and world leadership in cigars, fine cut tobacco, papers and tubes.  Altadis’ prestigious cigar business has a major presence in the US and together with our recent acquisition of Commonwealth Brands and our existing US papers and tubes operations, this will give us considerable scale in this highly profitable market.

“When combined with the substantial operational efficiencies we expect to achieve, we believe this represents an excellent deal for Imperial Tobacco and one that will create significant value for our shareholders.”

Imperial Tobacco Group Announces Recommended Proposed Cash Offer For Altadis

The Board of Imperial Tobacco Group PLC (“Imperial Tobacco”) announces that the Board of Altadis, S.A. (“Altadis”) has agreed to recommend its proposed offer (the “Proposed Offer”), which is subject to the fulfilment of certain pre-conditions and conditions, at €50 per Altadis share in cash.

Imperial Tobacco has now had the opportunity to meet with members of the Altadis Board and to review certain additional information provided by Altadis. The Proposed Offer reflects the additional value Imperial Tobacco has identified, predominantly in the areas of operational efficiencies and non-core asset divestments, with some further limited value through tax structuring.

The Proposed Offer price represents:

•                  an enterprise value for Altadis of €16.2 billion (£11.0 billion) taking into account Altadis’ net debt as at 31 March 2007 and the interests of minority shareholders;

•                  a multiple of 14.2x Altadis’ EBITDA for the financial year ended 31 December 2006; and

•                  a premium of 32% over the closing price of €37.84 per Altadis share on 12 March 2007, being the last trading day before market speculation arose in relation to Imperial Tobacco’s initial approach to Altadis.

In addition, since Imperial Tobacco’s initial approach Altadis has paid dividends to its shareholders totalling €1.10 per share.

Altadis has confirmed to Imperial Tobacco that it considers that the Offer is attractive and that, in the absence of a competing offer at a higher price being filed with the Comisión Nacional del Mercado de Valores (“CNMV”), the Board of Altadis will recommend the Offer to Altadis’ shareholders and the directors of Altadis intend to accept the Offer in respect of their own beneficial shareholdings.

Strategic Rationale and Financial Benefits

Altadis holds strategic positions in its three core businesses of cigarettes, cigars and logistics. Altadis has an attractive and highly complementary portfolio of brands, with strong positions in its key markets. The proposed acquisition will consolidate Imperial Tobacco’s number four position in cigarettes globally.  In addition, Altadis’ cigar and logistics activities are both strong operations in their own right, which Imperial Tobacco believes can be further developed as part of a larger group.

Imperial Tobacco believes that the combination of Altadis and Imperial Tobacco will create significant value for its shareholders.  In line with its successful growth strategy, Imperial Tobacco believes that the proposed acquisition of Altadis will:

•                  strengthen and diversify its brand and product portfolios;

•                  expand its scale and increase its competitiveness, cementing its position amongst the global leaders in the tobacco sector;

•                  provide enhanced platforms to support future sales growth;

•                  generate annual operational efficiencies of approximately €300 million by the end of the second full financial year following completion (including its evaluation of the information presented to investors by Altadis on 23 April 2007), primarily in the areas of production and purchasing, sales and marketing and corporate overheads, as well as revenue benefits. It is estimated that the one-off cash cost of achieving these savings will be approximately €470 million;

•                  meet Imperial Tobacco’s established acquisition criteria, as it is expected to deliver a post-tax return on investment (pre-amortisation of intangibles and before exceptional integration costs) in excess of Imperial Tobacco’s weighted average cost of capital by the second full financial year following completion and approaching its weighted average cost of capital in the first full financial year;

•                  be earnings enhancing in the first full financial year following completion; and

•                  provide a more favourable return on investment than alternative uses of funds, specifically Imperial Tobacco’s share buyback programme.

Imperial Tobacco also expects to benefit from disposals of non-core assets valued by Altadis at €650 million.

Once the acquisition is completed, Imperial Tobacco anticipates that its average all in cost of debt will not differ materially from the 5.4% for its half year to 31 March 2007.

Following completion, the adjusted effective rate of tax for the enlarged group is expected to be around 26.5%.

Dividend Policy

Following completion, Imperial Tobacco intends to maintain its dividend policy, increasing dividends broadly in line with underlying earnings growth with around a 50% payout ratio.

Board and Management

Once the proposed acquisition has completed, Imperial Tobacco intends to add appropriate representation from the Altadis Board to the Board of Imperial Tobacco.  This will include offering Antonio Vázquez an executive position on the Board of Imperial Tobacco and an executive role as CEO of the enlarged group’s cigar and logistics businesses.  Imperial Tobacco will also invite Jean-Dominique Comolli to become its non-executive Deputy Chairman* and provide certain consultancy services.  In addition, the Altadis Board will be requested to submit one of its current non-executive directors so that he can be invited to join the Board of Imperial Tobacco as a non-executive director (subject to the approval of the Board of Imperial Tobacco’s nomination committee).

The headquarters of the enlarged group will be in Bristol.  The headquarters of the cigar division will remain in Madrid, as will the headquarters of the logistics business.  The enlarged group will also maintain a substantial presence in Paris.

* As previously announced, the current Vice Chairman, Mr A G L Alexander intends to retire from the Board at the Annual General Meeting in early 2008

Financing

The Proposed Offer will be financed through new bank facilities and an underwritten rights issue.

Citi, RBS, Lehman Brothers, Barclays and Banco Santander have entered into an agreement with Imperial Tobacco to arrange and underwrite new bank debt facilities of £9.2 billion (€13.5 billion)  for, amongst other uses, the provision of part of the necessary funding for the proposed acquisition, including fees and expenses, and to refinance certain of Imperial Tobacco’s and Altadis’ current debt facilities.

Since the proceeds of the rights issue will not be available on completion of the proposed acquisition and in order to satisfy the Spanish takeover requirements for bank guarantees to be issued in respect of the total consideration payable, an equity bridge facility of £5.4 billion (€8.0 billion) has been put in place to cover this part of the funding requirements until the rights issue process is completed.

ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers have entered into an agreement with Imperial Tobacco to arrange and underwrite the equity bridge facility, which has been entered into expressly for the purpose of providing up to £5.4 billion (€8.0 billion) of bridge financing in respect of the proceeds of the rights issue.

In addition, ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers have entered into an underwriting agreement with Imperial Tobacco under which they undertake on a several basis to underwrite a rights issue by Imperial Tobacco of ordinary shares to existing shareholders to raise net proceeds of up to £5.4 billion (€8.0 billion).

The rights issue will be launched within the next 12 months and will be sized at the minimum amount needed to ensure that the enlarged group continues to have an investment grade credit rating.

Logista

Altadis currently has a shareholding of 59.02% in Logista, S.A. (“Logista”), a Spanish logistics company whose shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges.  Altadis has announced its intention to spin off its French logistics business to Logista in consideration for the issue of further shares in Logista to Altadis.  Imperial Tobacco’s acquisition of control of Altadis will trigger a requirement under new Spanish takeover laws either to make a tender offer to acquire the outstanding Logista shares held by minority shareholders or to reduce the shareholding in Logista to below 30%, within three months.  It is Imperial Tobacco’s current intention to review the shareholding in Logista after completion of the proposed acquisition and only to take a final decision as to whether to make a tender offer or reduce the shareholding at the relevant time. The final decision in relation to Logista will be subject to all necessary consents and approvals.

Current Trading of Imperial Tobacco

Overall anticipated trading performance of the Imperial Tobacco Group for the financial year ending 30 September 2007 remains in line with management’s expectations.

Conditions and Timetable

The Proposed Offer is subject to:

•                  receipt of approval from the shareholders of Imperial Tobacco; and

•                  authorisation of Imperial Tobacco’s Proposed Offer by the CNMV.

The Proposed Offer will be subject to the fulfilment of the following conditions:

•                  80% of the share capital of Altadis (or such higher percentage as is permitted by Spanish law or regulation or by the CNMV) being tendered in acceptance of the Proposed Offer; and

•                  Altadis’ shareholders resolving to amend Altadis’ bye-laws to remove the limitation on the number of votes that Altadis’ shareholders can cast at a general meeting of shareholders and to remove any other restrictive provisions introduced into those bye-laws.

The full terms and conditions of the Proposed Offer will be set out in Imperial Tobacco’s offer document. Imperial Tobacco will reserve the right to waive any condition to the Proposed Offer in whole or in part.

Imperial Tobacco is today filing the Proposed Offer with the CNMV and posting a circular to its shareholders convening an Extraordinary General Meeting at 2:30pm on 13 August 2007, at which the resolution to approve the transaction will be proposed.  The circular will be published on Imperial Tobacco’s corporate website on 19 July 2007.

Further details about the expected timetable for the transaction, including the authorisation of the Proposed Offer by the CNMV and the commencement of the offer period, will be provided in due course.

UK Analysts and Investors

Gareth Davis, Chief Executive of Imperial Tobacco Group, will give a presentation today for analysts and investors at 10:15am at ABN Amro Hoare Govett, 250 Bishopsgate, London EC2M 4AA.  Refreshments will be available from 9:45am.

The presentation will be webcast live via www.imperial-tobacco.com and www.cantos.com

Gareth Davis will also host the following conference calls, in which there will be an opportunity for questions.

European Newswires at 9:15am:

Dial in number: +44 (0) 20 7806 1955 (UK)

Dial in number: +34 (0) 91 788 9936 (Spain)

Dial in number: +33 (0) 17 099 4303 (France)

Dial in number: +49 (0) 69 5007 1308 (Germany)

UK Media at 12:15pm:

Dial in number: +44 (0) 20 7138 0818

European Media at 2:00pm:

Dial in number: +44 (0) 20 7806 1966 (UK)

Dial in number: +34 (0) 91 788 9937 (Spain)

Dial in number: +33 (0) 17 099 4304 (France)

Dial in number: +49 (0) 69 5007 1316 (Germany)

Investors conference call at 3:00pm:

Dial in number: +44 (0) 20 7138 0837

NOTES TO EDITORS

Information on Altadis

Altadis, which was formed in 1999 when the former Spanish and French state-owned tobacco companies, Tabacalera and Seita, were merged, is a European leader in the tobacco and logistics sectors and a world leader in the cigar sector.

Altadis’ principal cigarette brands include Gauloises and Fortuna.  The Altadis group has leveraged these brands to expand internationally, and it holds the number two cigarette positions in France and Spain and the number one cigarette position in Morocco. Its cigar division has secured the number one positions in cigars in the US, France and Spain. Its principal cigar brands include Montecristo, Dutch Masters, Cohiba, Phillies, Romeo y Julieta and Partagás.  Altadis has logistics positions in Spain, Portugal and Italy, via its majority holding in Logista, as well as in France and Morocco. The logistics business distributes tobacco products for Altadis and other manufacturers, as well as a wide range of non-tobacco products and services.

For the financial year ended 31 December 2006, Altadis had economic sales of €3,970 million (2005: €4,112 million), EBITDA of €1,148 million (2005: €1,232 million), net income of €453 million (2005: €577 million) and profit before tax of €751 million (2005: €966 million). As at 31 December 2006, the Altadis group had 27,437 employees worldwide and gross assets of €11,200 million.

Altadis’ group senior management committee consists of Antonio Vázquez (Chairman of the Executive Committee and Group Chief Executive Officer); Fernando Domínguez Valdés-Hevia (Chief Operating Officer, Group Cigars Business Unit); Luis Egido (Chief Operating Officer, Group Logistics Business Unit); Bruno Germain-Thomas (Chief Operating Officer, Group Cigarettes Business Unit); Charles Lebeau (Senior Vice-President, Group Human Resources and Corporate Services); Enrique Lloves (Senior Vice President, Group Strategy and Planning); Pierre-André Terisse (Group Chief Financial Officer); and José Francisco Mateu Istúriz (Senior Vice-President, Group Legal Affairs and Institutional Relations).

Information on Imperial Tobacco

Imperial Tobacco is the world’s fourth largest international tobacco company. The group manufactures and sells a comprehensive range of cigarettes, tobaccos, cigars, rolling papers and tubes in over 130 countries worldwide.

Enquiries

Imperial Tobacco Alex Parsons (Group Media Relations Manager) Simon Evans (Group Press Officer) John Nelson-Smith (Investor Relations Manager)	Telephone: +44 (0) 7967 467241 Telephone: +44 (0) 7967 467684 Telephone: +44 (0) 7919 391866

Citi (lead financial adviser to Imperial Tobacco) Ian Carnegie-Brown Ian Hart Mark Todd	Telephone: +44 (0) 20 7986 4000

Manuel Falco	Telephone: +34 (0) 91 538 4411

Hoare Govett (joint corporate broker to Imperial Tobacco) Hugo Fisher Paul Nicholls	Telephone: +44 (0) 20 7678 8000

Lehman Brothers (financial adviser to Imperial Tobacco) Ludovico del Balzo Adrian Fisk	Telephone: +44 (0) 20 7102 1000

Morgan Stanley (financial adviser and joint corporate broker to Imperial Tobacco) Gavin Macdonald Paul Baker	Telephone: +44 (0) 20 7425 5000

Banco Santander (financial adviser to Imperial Tobacco) Filipe Ribeiro-Ferreira Georg Orssich	Telephone: +34 (0) 91 289 3371

Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com

The statements contained in this announcement that are not historical facts are ‘‘forward-looking’’ statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Imperial Tobacco’s control and all of which are based on the current beliefs and expectations about future events of the directors’ of Imperial Tobacco.  No assurance can be given that such future results will be achieved.  Actual events or results may differ materially as a result of risks and uncertainties facing Imperial Tobacco and its subsidiaries.  Except to the extent required by applicable law, Imperial Tobacco will not necessarily update any of them in light of new information or future events and undertakes no duty to do so.

This press release is not an offer of securities for sale in the United States.  The securities of Imperial Tobacco may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise stated, conversion rates of £1: €1.4757 and £1: US$2.0327 have been applied in this announcement.

APPENDIX

Translation of Today’s Spanish Announcement

IMPERIAL TOBACCO OVERSEAS HOLDINGS (3) LIMITED

RELEVANT FACT COMMUNICATION

Imperial Tobacco Overseas Holdings (3) Limited (the Offeror), a wholly-owned indirectly held subsidiary of Imperial Tobacco Group PLC, in compliance with the provisions of article 82 of the Spanish Stock Exchange Act (Ley 24/1988, de 29 de julio, del Mercado de Valores), hereby communicates to the Spanish Stock Exchange Commission (CNMV) the following

RELEVANT FACT

Today, 18 July 2007, the Offeror has filed with the CNMV a takeover bid (the Offer) for 100% of the share capital of Altadis, S.A. (Altadis, the Company or the Affected Company), that will become effective upon its approval by the CNMV.

The Offer is addressed to all the shareholders of Altadis and is extended to all the issued share capital of Altadis, that is 252,436,856 ordinary shares of €0.10 each, being 100% of the share capital of Altadis.  These ordinary shares are represented by book entries and are listed on the Stock Exchanges of Madrid, Barcelona, Bilbao, Valencia and Paris, and negotiated through the SIBE.

The consideration offered amounts to 50 euros per Altadis share, that will be paid entirely in cash.

The payment of the total consideration offered has been guaranteed by means of avales granted by Banco Santander Central Hispano S.A., Barclays Bank PLC, Sucursal en España, Citibank International plc, Lehman Brothers Bankhaus A.G., The Royal Bank of Scotland plc, ABN AMRO Bank N.V. Sucursal en España and Morgan Stanley Bank International Limited.

The Offer is conditional upon:

1.	The acquisition of at least 201,949,484 shares of Altadis, representing 80 per cent. of Altadis’ share capital;

2.

The general shareholders’ meeting of Altadis resolving to amend Article 24 of Altadis’ bye-laws to remove the limitation on the number of votes that Altadis shareholders can cast at a general shareholders’ meeting before the end of the acceptance period, and Altadis registering the amendment to the bye-laws with the Madrid Mercantile Registry within said term; and

3.	In order to comply with the regulatory requirements applicable to Imperial Tobacco Group PLC, the prior approval of the Offer by the general shareholders meeting of Imperial Tobacco Group PLC.

The said general shareholders meeting of Imperial Tobacco Group PLC will take place on 13 August 2007.

Altadis has confirmed to Imperial Tobacco Group plc that it considers that the Offer is attractive and that, in the absence of a competing offer at a higher price being filed with the CNMV, the board of Altadis will recommend the Offer to Altadis’ shareholders and the directors of Altadis intend to accept the Offer in respect of their own beneficial shareholdings.

The Offeror is a member of the group headed by Imperial Tobacco Group PLC.

For the relevant purposes, it is communicated in Madrid on 18 July 2007